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                                                                      Exhibit 15

                        [Arthur Andersen LLP Letterhead]


February 23, 1999


To The Cleveland Electric Illuminating Company:

We are aware that The Cleveland Electric Illuminating Company has incorporated by reference in its Registration Statement on Form S-4 to register $125 million principal amount of First Mortgage Bonds, 6.86% Series A due 2008, its Form 10-Qs for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, which include our reports dated May 13, 1998, August 12, 1998 and November 13, 1998, respectively, covering the unaudited interim financial information contained therein. Pursuant to Regulation C of the Securities Act of 1933, those reports are not considered a part of the registration statement prepared or certified by our firm or reports prepared or certified by our firm within the meaning of Sections 7 and 11 of the Act.

Very truly yours,

ARTHUR ANDERSEN LLP